                                                                    EXHIBIT 99.5

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Mikohn Nevada:

We have audited the accompanying balance sheets of Mikohn Nevada (the "Company"), a wholly-owned subsidiary of Mikohn Gaming Corporation, as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mikohn Nevada as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.




ARTHUR ANDERSEN LLP



Las Vegas, Nevada

December 12, 2001

                                          MIKOHN NEVADA
                                         BALANCE SHEETS
                                As of December 31, 2000 and 1999


(Amounts in thousands, except share amounts)

                                                                    2000            1999
                                                                ----------      ----------
                          ASSETS
Current assets:
     Cash and cash equivalents                                  $        1      $        1
     Accounts receivable, net                                        5,470           2,891
     Installment sales receivable - current                            503             705
     Inventories, net                                                7,843          10,574
     Prepaid expenses and other                                      2,022             934
     Deferred tax assets - current                                   2,633             399
                                                                ----------      ----------
          Total current assets                                      18,472          15,504

Installment sales receivable - noncurrent                                               83
Property and equipment, net                                         12,967           9,695
Intangible assets, net                                                                 103
Goodwill, net                                                        2,776           3,686
Other assets                                                         1,405              45
                                                                ----------      ----------

          Total assets                                          $   35,620      $   29,116
                                                                ==========      ==========
              LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
     Long-term debt - current                                   $      854      $        -
     Accounts payable                                                2,416           1,476
     Accrued expenses and other current liabilities                  1,067             232
     Customer deposits                                                                 316
     Deferred revenue - current                                        572
     Intercompany payable                                           23,247          20,146
                                                                ----------      ----------
          Total current liabilities                                 28,156          22,170

Long-term debt - noncurrent                                          1,574
Deferred revenue - noncurrent                                        1,207
Deferred tax liabilities - noncurrent                                  267             843
Other liabilities                                                    1,500
                                                                ----------      ----------
          Total liabilities                                         32,704          23,013
                                                                ----------       ---------
Stockholder's equity:
     Preferred stock, $.01 par value, 500,000 shares
          authorized, none issued and outstanding
     Common stock, $.001 par value, 20,000,000 shares
          authorized, 100 shares issued and outstanding
     Additional paid-in capital                                      3,500           3,500
     Retained earnings (accumulated deficit)                          (584)          2,603
                                                                ----------      ----------
          Total stockholder's equity                                 2,916           6,103
                                                                ----------      ----------


          Total liabilities and stockholder's equity            $   35,620      $   29,116
                                                                ==========      ==========

See notes to financial statements

                                                    MIKOHN NEVADA
                                               STATEMENTS OF OPERATIONS
                                 For the Years Ended December 31, 2000, 1999 and 1998


(Amounts in thousands)
                                                           2000              1999              1998
                                                        -----------       -----------       -----------
Revenues:
     Gaming operations                                  $    14,835       $     6,073       $     4,416
     Product sales                                            3,317             3,950             6,687
     Related party sales                                      1,663             2,256                57
                                                        -----------       -----------       -----------
          Total revenues                                     19,815            12,279            11,160
                                                        -----------       -----------       -----------

Cost of sales:
     Cost of sales                                           10,526             4,427             5,007
     Cost of sales-related party                              1,232             1,142                57
                                                        -----------       -----------       -----------
          Total cost of sales                                11,758             5,569             5,064
                                                        -----------       -----------       -----------

          Gross profit                                        8,057             6,710             6,096

Operating loss:
     Selling, general and administrative expenses             8,812             5,874             6,443
     Write-off of assets and other                            3,931             1,352
                                                        -----------       -----------       -----------
          Operating loss                                     (4,686)             (516)             (347)

Interest expense                                               (149)
Other income and (expense)                                      (68)              119               140
                                                        -----------       -----------       -----------
     Loss before income tax benefit                          (4,903)             (397)             (207)

Income tax benefit                                            1,716               139                70
                                                        -----------       -----------       -----------

          Net loss                                      $    (3,187)      $      (258)      $      (137)
                                                        ===========       ===========       ===========


See notes to financial statements

                                                        MIKOHN NEVADA
                                        STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                                    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


(Amounts in thousands,
except share amounts)                                                               RETAINED
                                           COMMON STOCK           ADDITIONAL        EARNINGS
                                        -------------------        PAID-IN        (ACCUMULATED
                                        SHARES       AMOUNT        CAPITAL          DEFICIT)         TOTAL
                                        ------       ------       ----------      ------------     ---------
Balance, January 1, 1998                  100        $    -       $    3,500      $      2,998     $   6,498
     Net loss                                                                             (137)         (137)
                                        ------       ------       ----------      ------------     ---------
Balance, December 31, 1998                100                          3,500             2,861         6,361

     Net loss                                                                             (258)         (258)
                                        ------       ------       ----------      ------------     ---------
Balance, December 31, 1999                100                          3,500             2,603         6,103

     Net loss                                                                           (3,187)       (3,187)
                                        ------       ------       ----------      ------------     ---------

Balance, December 31, 2000                100        $    -            3,500      $       (584)    $   2,916
                                        ======       ======       ==========      ============     =========


See notes to financial statements

                                                   MIKOHN NEVADA
                                             STATEMENTS OF CASH FLOWS
                               For the Years Ended December 31, 2000, 1999 and 1998



(Amounts in thousands)                                            2000               1999               1998
                                                               -----------       ------------       ------------
Cash flows from operating activities:
     Net loss                                                  $    (3,187)      $       (258)      $       (137)
     Adjustments to reconcile net loss to net cash
          provided by (used in) operating activities:
          Depreciation                                               3,494              2,079              1,687
          Amortization                                                 441                376                375
          Write-off of assets and other                              3,931              1,352
          Provision for bad debts                                      442                                   122
          Provision for obsolete inventory                           3,819                210
          Loss (gain) on sale of assets                                 69                121                 (4)
     Changes in assets and liabilities:
          Accounts receivable                                       (3,021)             1,435             (2,655)
          Installment sales receivable                                 285             (1,084)             2,092
          Inventories                                                1,479             (1,720)              (631)
          Prepaid expenses                                          (1,208)              (711)              (347)
          Other assets                                                (873)             1,210             (1,209)
          Accounts payable                                             940                277                147
          Accrued expenses and other current liabilities               835                (61)              (399)
          Customer deposits                                           (316)              (427)               302
          Deferred revenue                                            (131)
          Deferred taxes                                                                  447                 (3)
                                                               -----------       ------------       ------------

Net cash provided by (used in) operating activities                  6,999              3,246               (660)
                                                               -----------       ------------       ------------

Cash flows from investing activities:
     Purchase of inventory for lease to others                     (20,329)            (5,804)            (5,630)
     Proceeds from sale-leaseback transactions                      11,500
     Proceeds from sales of property and equipment                                                           692
                                                               -----------       ------------       ------------

Net cash used in investing activities                               (8,829)            (5,804)            (4,938)
                                                               -----------       ------------       ------------

Cash flows from financing activities:
     Proceeds from capital lease transactions                        3,000
     Payments for capital leases                                      (572)
     Net change in intercompany balance                               (598)             2,558              5,596
                                                               -----------       ------------       ------------

Net cash provided by financing activities                            1,830              2,558              5,596
                                                               -----------       ------------       ------------


Decrease in cash and cash equivalents                                    -                  -                 (2)

Cash and cash equivalents, beginning of period                           1                  1                  3
                                                               -----------       ------------       ------------

Cash and cash equivalents, end of period                       $         1       $          1       $          1
                                                               ===========       ============       ============


See notes to financial statements

                                                 MIKOHN NEVADA
                                      STATEMENTS OF CASH FLOWS (CONTINUED)
                              For the Years Ended December 31, 2000, 1999 and 1998



(Amounts in thousands)                                         2000               1999              1998
                                                            -------------      ------------      ------------
Supplemental disclosure of cash flows information:
     Cash paid during the year for:
          Interest                                            $     149
                                                            =============      ============      ============

Supplemental schedule of non-cash investing and
     financing activities:
     Issuance of Parent warrants related to activities
          of the Company                                      $     889
                                                            =============      ============      ============

     Gaming equipment leased to others acquired
          through capital lease                               $   3,000
                                                            =============      ============      ============
     Deferred  taxes                                          $   2,810
                                                            =============      ============      ============
     Transfer of inventory to gaming equipment leased
          to others                                           $   4,889          $   5,191         $   4,417
                                                            =============      ============      ============


See notes to financial statements

                                 MIKOHN NEVADA
                         NOTES TO FINANCIAL STATEMENTS


NOTE: All amounts (dollars and numbers) reported in the Notes to Financial Statements are expressed in thousands and are rounded to the nearest thousand unless otherwise specified (such as basis points).

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS:

    Mikohn Nevada (the "Company"), a wholly-owned subsidiary of Mikohn Gaming Corporation (the "Parent") was incorporated on June 15, 1995 in Nevada. The Company is a developer, manufacturer, and marketer of (i) proprietary branded slot machines, including our Yahtzee(R) and Battleship(R) series of gaming machines and (ii) gaming products, including gaming machines and keno systems.

    The Parent performs certain centralized corporate functions that serve all of its operations including the Company. Expenses related to these functions (such as, legal and compliance, sales support, research and development and art) have been allocated to its subsidiaries including the Company.


    During the years ended December 31, 2000 and 1999, the Parent had an outstanding credit facility. This credit facility was guaranteed by the Company.

    On August 22, 2001, the Parent completed the private placement of $105,000 of its 11.875% Senior Secured Notes due 2008 and warrants to purchase an aggregate of 420 shares of its common stock at a price of $7.70 per share. The notes are unconditionally guaranteed on a senior secured basis by the Parent's domestic subsidiaries, including the Company. In addition, the Parent has agreed to pledge the stock of the Company upon regulatory approval.

    The Company's operations are concentrated in two principal business segments: slot gaming operations and gaming products.

    SLOT GAMING OPERATIONS. The Company established its slot gaming operations business unit to develop, acquire, manufacture and distribute proprietary games, and these have become increasingly important to our business. Increased attention has been given to slot gaming operations because of the high recurring revenues and profit margin potential for this business line. We own or license the rights to several categories of proprietary games, which we place in casinos under lease arrangements. These leases provide for fixed rental payments or a participation in the game's operating results. Sales of proprietary games are reflected in the reported results of our gaming products business segment while revenues derived from leases are included in the results of our gaming operations business segment.

    GAMING PRODUCTS. We have been providing gaming products and equipment through the Company since its inception. Our gaming products are found in almost every major gaming jurisdiction.

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     CASH AND CASH EQUIVALENTS. Investments which mature within 90 days from the date of purchase are treated as cash equivalents and are included in cash and cash equivalents.

     FAIR VALUES OF FINANCIAL INSTRUMENTS. In accordance with reporting and disclosure requirements of the Statement of Financial Accounting Standards ("SFAS") No. 107 - Disclosures about Fair Values of Financial Instruments, The Company calculates the fair value of financial instruments and includes this information in the Company's Notes to Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

     CONCENTRATION OF CREDIT RISK. The Company sells its products and services to distributors and gaming properties primarily in Nevada. The Company established a financing program under which interest bearing installment sales contracts collateralized by the equipment sold were entered into with credit worthy customers, with payment terms typically ranging over periods of 12 to 24 months. The Company performs credit evaluations of its customers, and typically requires advance deposits of approximately 50%.

     RELATED PARTY TRANSACTIONS. The Company is dependent on the Parent for funding. No interest is charged on funds advanced by the Parent. The Company sells product to its Parent and other subsidiaries of the Parent which are reflected in the accompanying statements of operations.

     INVENTORIES. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

    LONG-LIVED ASSETS. Property and equipment are stated at cost and are depreciated by the straight-line method over the useful lives of the assets, which range from 5 to 10 years. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Management requires long-lived assets that are held and used by the Company to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     INTANGIBLE ASSETS. Intangible assets consist of trademark rights. They are recorded at cost and are amortized on a straight-line basis over the life of the trademark, typically 15 years. Management regularly performs reviews to determine if the carrying value of intangible assets is impaired. The purpose of the review is to identify any facts or circumstances, either internal or external, which may indicate whether the carrying value of the asset cannot be recovered. See Note 9 - Write-off of Assets and Other.

     GOODWILL. Goodwill consists of the excess purchase price over the fair market value of the assets acquired and is amortized on a straight-line basis over 15 years. Management regularly performs reviews to determine if the carrying value of goodwill is impaired. The purpose of the review is to identify any facts or circumstances, either internal or external, which may indicate whether or not the carrying value of the asset can be recovered. See
Note 9 - Write-off of Assets and Other.

     DEPOSITS AND PRODUCT SALES RECOGNITION. Deposit liabilities represent amounts collected in advance from customers pursuant to agreements under which the related sale of inventory has not been completed.

     REVENUE RECOGNITION.  The Company recognizes revenue as follows:

     Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue, related to the installation, is recognized when the installation has been completed and accepted by the customer.

     The leasing of proprietary slot machines occurs under signed lease agreements. These contracts will either be on a participation or a lease basis. Slot machine lease contracts are typically for a 12-month period with a 60-day cancellation clause. On a participation basis, the Company earns a share of the revenue that the casino earns from these slot machines. On a lease basis, the Company charges a fixed amount per slot machine per day. Both types of revenue are recognized on a monthly basis.

     EQUITY INSTRUMENTS ISSUED TO VENDORS: Our Parent's accounting policy for equity instruments issued to vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18 - Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18 - Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete.

     The Company has received from Hasbro and Ripley licensing rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Yahtzee(R) and Battleship(R). In exchange for these license agreements, the Parent granted Hasbro and Ripley warrants to purchase shares of the Parent's common stock for each license. The fair value, as determined above, of the acquired rights is capitalized and is recognized as a charge to the statement of operations over the term of the licensing agreement. At December 31, 2000, warrants to purchase 250 shares of the Parent's common stock were vested with a fair market value of $889. In connection with licenses to other properties, the Parent has issued an additional 285 warrants that were not vested at December 31, 2000.

     RESEARCH AND DEVELOPMENT. Costs associated with the development of products are expensed when incurred. Such expenses totaled approximately $827, $913 and $1,334 for the years ended December 31, 2000, 1999 and 1998, respectively.

     INCOME TAXES. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, pursuant to which the Company records deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes. Such deferred tax liabilities and assets are classified into current and non-current amounts based on the classification of the related assets and liabilities.

     The Company is included in the Parent's consolidated federal income tax return.

     USE OF ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following table presents the carrying amount and estimated fair value of our financial instruments at December 31, 2000:

                                                CARRYING         ESTIMATED
                                                 AMOUNT             FMV
                                               -----------      ------------

LIABILITIES:
     Long-term debt                             $  2,428         $  2,339
                                               ===========      ============

    The estimated fair value of long-term debt was calculated by discounting the expected amortization principal and interest payments by the discount rates most closely approximating that which would be required to place similar notes payable and capitalized leases at the current time.


3.  ACCOUNTS RECEIVABLE

    Accounts receivable at December 31, 2000 and 1999 consist of the following:

                                                  2000            1999
                                               ----------      ----------

Trade accounts                                  $   5,644       $   2,883
Other                                                                   8
                                               ----------      ----------
    Subtotal                                        5,644           2,891
Less:  allowance for doubtful accounts               (174)
                                               ----------      ----------
    Total                                       $   5,470       $   2,891
                                               ==========      ==========

    Changes in the allowance for doubtful accounts for the years ended December 31, 2000 and 1999 are summarized as follows:


                                                  2000            1999
                                               ----------      ----------

Allowance for doubtful accounts - beginning     $       -       $       -
Provision for bad debts                              (442)
Write-offs                                            268
Recoveries
                                               ----------      ----------

Allowance for doubtful accounts - ending        $    (174)      $       -
                                               ==========      ==========

4.  INSTALLMENT SALES RECEIVABLE

    The Company finances certain sales. The amounts financed during 2000 and 1999 totaled approximately none and $344, respectively. At December 31, 2000 and 1999, the balance of installment sales receivable was $503 and $788 of which $503 and $705, respectively, were due within 12 months. At December 31, 2000 and 1999, the Company had $174 and none, respectively, in allowance for doubtful accounts for installment sales receivables which are included in the allowance for doubtful accounts reported above, see Note 3 - Accounts Receivable.

5.  INVENTORIES

    Inventories at December 31, 2000 and 1999 consist of the following:

                                                  2000            1999
                                               ----------      ----------

Raw materials                                   $   3,989       $   4,618
Finished goods                                      6,636           3,474
Work-in-progress                                      460           2,984
                                               ----------      ----------
    Subtotal                                       11,085          11,076
Less:  reserve for obsolete inventory              (3,242)           (502)
                                               ----------      ----------

    Total                                       $   7,843       $  10,574
                                               ==========      ==========

    Changes in the reserve for obsolete inventory for the years ended December 31, 2000 and 1999 are summarized as follows:

                                                  2000            1999
                                               ----------      ----------

Reserve for obsolete inventory -  beginning     $    (502)      $    (325)
Provision for obsolete inventory                   (3,819)           (210)
Write-offs                                          1,079              33
                                               ----------      ----------
Reserve for obsolete inventory - ending         $  (3,242)      $    (502)
                                               ==========      ==========

6.  PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 2000 and 1999 consist of the following:

                                                  2000            1999
                                               ----------      ----------

Leasehold improvements                          $     532       $     510
Machinery and equipment                                76              61
Equipment leased to others                         17,303          13,595
Furniture and fixtures                                435             427
Transportation equipment                               11              11
                                               ----------      ----------
     Subtotal                                      18,357          14,604
Less:  accumulated depreciation                    (5,390)         (4,909)
                                               ----------      ----------

     Total                                      $  12,967       $   9,695
                                               ==========      ==========

     See Note 10 - Long-Term Debt


7.  INTANGIBLE ASSETS

    Intangible assets at December 31, 2000 and 1999 consist of the following:

                                                  2000            1999
                                               ----------      ----------

Trademark rights                               $        -       $     140
Less:  accumulated amortization                                       (37)
                                               ----------      ----------

     Total                                     $        -       $     103
                                               ==========      ==========

    During 2000, the trademark rights related to the Flip-It(TM) name were written-off. The write-off was due to the decline in the Flip-It(TM) slot operation. See Note 9 - Write-Off of Assets and Other.


8.  GOODWILL

    Goodwill at December 31, 2000 and 1999 consists of the following:

                                                  2000            1999
                                               ----------      ----------

Goodwill                                        $   4,585       $   5,485
Less:  accumulated amortization                    (1,809)         (1,799)
                                               ----------      ----------

     Total                                      $   2,776       $   3,686
                                               ==========      ==========

  During 2000, goodwill related to the acquisition of Games of Nevada in the amount of $545, net of amortization was written off. The write-off was due to the decline in the Flip-It(TM) slot operation and write-down of related inventory. See Note 9 - Write-Off of Assets and Other.

9.  WRITE-OFF OF ASSETS AND OTHER

    As a result of the Company's increased focus on its gaming operations and branded slot machines following the review conducted as part of the Parent's strategic repositioning initiative, the Company determined that certain of its older non-branded slot machine games, prepaid royalties related to a licensing agreement and goodwill had balance sheet costs (primarily long-term assets) in excess of their present realizable value, resulting in a write-off of $2,431. Provisions for inventory writedowns of $1,553 and $1,301 relating to the older non-branded Flip-It(TM) product line as well as the Mikohn Classic(TM) slot machines, respectively, have been included in cost of sales in the accompanying financial statements.


    On March 27, 2001, a jury returned a verdict in favor of Acres Gaming, Inc. against Mikohn Gaming Corporation. The jury's award of $1,500 was included in the accompanying statement of operations for the year ended December 31, 2000, as it relates to the products of the Company.

    During the fourth quarter of the year ended December 31, 1999, The Company incurred a non-recurring asset write-off of $1,352 related to our P&M Coin product line, which includes our Mikohn Classic(TM) slot machine games, pursuant to SFAS No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, to more accurately reflect the value of the P&M Coin slot machine product line. These charges included write-offs of both the investment in the product line as well as prepaid royalties associated with the product line.

10. LONG-TERM DEBT

    Long-term debt at December 31, 2000 and 1999 consist of the following:

                                                  2000            1999
                                               ----------      ----------

Capital lease of gaming equipment. This         $   2,428       $       -
total consists of two capital leases that
bear individual interest rates between 8.8%
and 9.0% and whose terms are scheduled to
mature at various dates through 2003. The
related capitalized costs for these leases
were $2,452 at December 31, 2000.
                                               ----------      ----------
    Total                                           2,428
Less:  current portion                               (854)
                                               ----------      ----------

    Long-term portion                           $   1,574       $       -
                                               ==========      ==========

    During 2000, the Company entered into a series of sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have a term of 40 months and are being treated as capital leases. Proceeds from these sale-leaseback transactions totaled $3,000.

    Following is the long-term debt maturity schedule:

2001                                                     $     854
2002                                                           933
2003                                                           641
                                                         ---------

  Total                                                  $   2,428
                                                         =========


11. COMMITMENTS

    We lease certain of our facilities and equipment under various agreements for periods through the year 2004. The following schedule shows the future minimum rental payments required under these operating leases, which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2000.

2001                                                     $   4,711
2002                                                         5,606
2003                                                         5,614
2004                                                         1,103
                                                         ---------

  Total                                                  $  17,034
                                                         =========

    Rent expense was $978, $559 and $545 for the years ended December 31, 2000, 1999 and 1998, respectively.

    During 2000, the Company entered into a series of sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have a term of 40 months, a fair value purchase option at the end of the term, and are being treated as operating leases. Proceeds from these sale-leaseback transactions totaled $11,500. The Company recorded deferred gains from these transactions totaling $1,902 which are being amortized, straight-line, over the term of the respective leases as a reduction in rental expense.


12. INCOME TAXES

    The benefit for income taxes for the years ended December 31, 2000, 1999 and 1998 consist of:

                             2000            1999            1998
                          ---------       ---------       ---------

Current                   $   1,095       $    (586)      $     317
Deferred                     (2,811)            447            (387)
                          ---------       ---------       ---------

     Total benefit        $  (1,716)      $    (139)      $     (70)
                          =========       =========       =========

    The benefit for income taxes for the years ended December 31, 2000, 1999 and 1998 differs from the amount computed at the federal income tax statutory rate as a result of the following:

                                                2000        %         1999        %        1998        %
                                              --------    -----     --------    -----    --------    -----
Amount at statutory rate                      $ (1,716)   35.0%     $   (139)   35.0%    $    (72)   35.0%
Adjustments:
     Non-deductible expenses                                                                    2    -2.8%
                                              --------              --------             --------

          Total benefit                       $ (1,716)   35.0%     $   (139)   35.0%    $    (70)   32.2%
                                              ========              ========             ========

    The components of the net deferred tax asset at December 31, 2000 and 1999 consist of the following:

                                                          2000         1999
                                                        --------     --------
DEFERRED TAX ASSETS:
--------------------
  Current:
    Inventory book / tax differences                    $  1,847     $    399
    Prepaid expenses and other                                61
    Deferred revenue                                         200
    Patent litigation                                        525
                                                        --------     --------
      Subtotal                                             2,633          399
                                                        --------     --------

  Non-current:
    Deferred revenue                                         422
    Sale leaseback                                           186
    Intangible assets                                         23
                                                        --------     --------
      Subtotal                                               631            -
                                                        --------     --------

      Total deferred tax assets                            3,264          399
                                                        --------     --------

DEFERRED TAX LIABILITIES:
------------------------
  Current:                                                     -            -
                                                        --------     --------

  Non-current:
    Fixed assets and other                                   898          843
                                                        --------     --------
      Total deferred tax liabilities                         898          843
                                                        --------     --------
      Net deferred tax assets / (liabilities)           $  2,366     $   (444)
                                                        ========     ========


13. CONCENTRATIONS OF CREDIT RISK

    The financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts and installment sales receivable. Product sales are primarily to casinos and gaming equipment manufacturers.

    At December 31, 2000, accounts and installment sales receivable on a operations basis are as follows:

                                                INSTALLMENT
                                  ACCOUNTS         SALES
                                 RECEIVABLE     RECEIVABLE       TOTAL
                                 ----------     ----------    -----------

Trade receivables:
   Gaming operations             $    5,265     $        -    $     5,265
   Gaming product                       379            503            882
                                 ----------     ----------    -----------

                                 $    5,644     $      503    $     6,147
                                 ==========     ==========    ===========


14. SEGMENT REPORTING

    The Company's operations are concentrated in two principal business segments: gaming operations and gaming products. See Note 1 - Description of Business and Summary of Significant Accounting Policies.

    Business segment information for the years ended December 31, 2000, 1999 and 1998 consists of:


BUSINESS SEGMENTS:                       2000           1999          1998
------------------                    ---------      ---------      ---------

 REVENUES:
   Gaming operations                  $  14,835      $   6,073      $   4,416
   Gaming products                        4,980          6,206          6,744
                                      ---------      ---------      ---------

      Total                           $  19,815      $  12,279      $  11,160
                                      =========      =========      =========

 GROSS PROFIT:
   Gaming operations                  $   9,226      $   4,577      $   3,058
   Gaming products                       (1,169)         2,133          3,038
                                      ---------      ---------      ---------

      Total                           $   8,057      $   6,710      $   6,096
                                      =========      =========      =========

 OPERATING LOSS:
   Gaming operations                  $   1,450      $    (666)     $  (1,315)
   Gaming products                       (2,205)         1,502            968
                                      ---------      ---------      ---------
      Subtotal                             (755)           836           (347)
   Write-off of assets and other         (3,931)        (1,352)
                                      ---------      ---------      ---------

      Total                           $  (4,686)     $    (516)     $    (347)
                                      =========      =========      =========

 DEPRECIATION AND AMORTIZATION:
   Gaming operations                  $   3,826      $   2,328      $   1,935
   Gaming products                          109            127            127
                                      ---------      ---------      ---------

      Total                           $   3,935      $   2,455      $   2,062
                                      =========      =========      =========

BUSINESS SEGMENTS:                       2000           1999          1998
------------------                    ---------      ---------      ---------

 ASSETS:
   Gaming operations                  $  23,451      $  16,338      $  12,901
   Gaming products                       12,169         12,778         13,791
                                      ---------      ---------      ---------

      Total                           $  35,620      $  29,116      $  26,692
                                      =========      =========      =========

 CAPITAL EXPENDITURES:
   Gaming operations                  $   9,287      $   4,892      $   4,665
   Gaming products                           45             87             85
                                      ---------      ---------      ---------

      Total                           $   9,332      $   4,979      $   4,750
                                      =========      =========      =========


15. RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000, and will be effective for us for the year beginning on January 1, 2001. The Company does not believe that SFAS No. 133 will have a material impact on our financial statements.

  In July 2001, the FASB issued SFAS No. 141 - Business Combinations and SFAS No. 142 - Goodwill and Other Intangible Assets. The primary impact on the Company is that the excess of purchase price over fair market value of net assets acquired ("goodwill") and other certain intangible assets will no longer be amortized beginning January 1, 2002. Instead, goodwill and certain intangible assets will be reviewed annually for impairment. The Company is in the process of assessing the impact of not recording amortization of goodwill and certain other intangible assets, but has not determined the extent to which it will affect the financial statements.

  In August 2001, the FASB issued SFAS No. 144 - Accounting for the Impairment on Disposal of Long-Lived Assets, effective January 1, 2002. SFAS No. 144 supersedes SFAS No. 121 and portions of other accounting statements. The provisions applicable to the Company are substantially the same as those applied under SFAS No. 121 and the Company, therefore, does not believe that the adoption of SFAS No. 144 will have a material impact on its results of operations or financial position. The Company is, however, required to complete the initial assessment of impairment by 2002.